UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Perspective Therapeutics, Inc. (Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-33407 (Commission File Number)	41-1458152 (I.R.S. Employer Identification No.)

2401 Elliott Avenue, Suite 320 Seattle, Washington	98121
(Address of principal executive offices)	(Zip code)

Juan Graham, CFO	(206) 676-0900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Introduction

This Specialized Disclosure Report on Form SD (Form SD) of Perspective Therapeutics, Inc. (Perspective Therapeutics, the Company, or we) for the year ended December 31, 2024 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). Numerous terms in this Form SD are defined in the Rule, and the reader is referred to that source and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012, as amended, for such definitions.

Until April 12, 2024, we manufactured and marketed seed brachytherapy for various cancers. Our brachytherapy seeds contained a small amount of gold that is necessary to their functionality or production. Our brachytherapy seeds were manufactured in Perspective Therapeutics’ own facility using gold purchased from a single supplier. Perspective Therapeutics did not purchase ore or unrefined conflict minerals from mines and was many steps removed in the supply chain from the mining of the conflict minerals. We relied on this supplier to assist with our reasonable country of origin inquiry for the gold contained in the materials which it supplied to us.

Section 1- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Perspective Therapeutics is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2024 to December 31, 2024.

The Company manufactured products (until the divestiture of that business line on April 12, 2024) for which a Conflict Mineral, gold, is necessary to the functionality or production of those products. The Company has conducted a good faith reasonable country of origin inquiry that was reasonably designed to determine whether any of the Conflict Minerals used in its products originated in the Democratic Republic of Congo or an adjoining country (the Covered Countries) and whether any of the Conflict Minerals were from recycled or scrap sources.

For the 2024 reporting year, we contacted our single direct supplier of gold to obtain country of origin information for the gold used in our brachytherapy seeds. Our supplier certified that all gold purchased by the Company in 2024 was from sources outside of the Covered Countries.

Conclusion

Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that any of the Conflict Minerals used in its production processes or products may have originated in the Covered Countries.

Website Disclosure

This Form SD is publicly available at perspectivetherapeutics.com/investors/sec-filings as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PERSPECTIVE THERAPEUTICS, INC.

Date:	May 19, 2025	By:	/s/ Juan Graham
Juan Graham Chief Financial Officer